Exhibit 99.1

Press Release

April 24, 2024

Ardmore Shipping Announces First Quarter 2024 Conference Call and Webcast

HAMILTON, Bermuda - Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that the Company plans to announce its first quarter earnings before the market opens Wednesday, May 8, 2024 and will host a conference call later in the day at 10:00 a.m. Eastern Time. The conference call and slide presentation will also be broadcast live over the Internet.

Conference Call and Webcast Details:

◾	Wednesday, May 8, 2024, at 10:00 a.m. Eastern Time
◾	Live webcast and presentation available at www.ardmoreshipping.com
◾	Alternatively, connect by phone at 800-836-8184 (US toll free) or +1-646-357-8785 (international) and reference “Ardmore Shipping”

If you are unable to participate at this time, an audio replay of the call will be available through May 15 at 888-660-6345 or 646-517-4150. Enter the passcode 95017 to access the audio replay. The webcast will also be archived on the Company’s website: www.ardmoreshipping.com.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Investor Relations Enquiries:

Mr. Leon Berman

The IGB Group

45 Broadway, Suite 1150

New York, NY 10006

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com

Or

Mr. Bryan Degnan

The IGB Group

Tel: 646-673-9701

Email: bdegnan@igbir.com